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July 29, 2009
Mail Stop 3030
Tara Harkins, Staff Accountant
Kevin L. Vaughn, Accounting Branch Chief
Joe McCann, Staff Attorney
Tim Buchmiller, Reviewing Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	United Microelectronics Corporation Form 20-F for the fiscal year ended December 31, 2008 File No. 001-15128
Dear Ms. Harkins and Messrs. Vaughn, McCann and Buchmiller:
     We send this letter in response to the letter received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 8, 2009 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Form 20-F”) of United Microelectronics Corporation (the “Company”).
     For your convenience, we have included your comments in this response letter in bold italics form and keyed our responses to the Staff’s comments accordingly.
Form 20-F for the Year Ended December 11, 2008
Item 6. Directors, Senior Management and Employees, page 56
1.	We note your disclosure that a majority of your board members, including your chief executive officer and chief financial officer, are listed as “representatives” of either Hsun Chieh Investment Co. or Silicon Integrated Systems Corp. In your future filings, as applicable, please explain your relationship with these entities and discuss the nature of their contractual or other rights, if any, to appoint representatives to your board. Please refer to Item 6.A.5 to Form 20-F. Please also tell us whether Shih-Wei Sun or Chitung Liu are employed by or otherwise receive remuneration from Silicon Integrated Systems Corp.
     The Company respectfully advises the Staff that it does not have any arrangement or understanding with Hsun Chieh Investment Co. (“HCI”) or Silicon Integrated Systems Corp. (“SIS”) with respect to the appointment of the Company’s directors. As disclosed on page 60 of the 2008 Form 20-F, HCI and SIS are large shareholders of the Company, and the Company is also a shareholder of each of HCI and SIS. The Company has also entered into related party transactions with SIS in each of 2008, 2007 and 2006 to provide foundry services to SIS on an arm’s length basis, and such transactions have been disclosed, for

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example, on page 60 of the 2008 Form 20-F. The Company does not have any other relationship with HCI or SIS except as disclosed in the 2008 Form 20-F.
     Each of the directors of the Company was elected by the standard procedure of a shareholder vote at the annual general meeting of shareholders in June 2006 for a three-year term. The directors listed as “representatives” of HCI or SIS were nominated by HCI and SIS, respectively, and appointed to the board of directors by a shareholder vote in accordance with the laws and regulations of the Republic of China (“R.O.C.” or “Taiwan”). HCI and SIS participated in the annual general meeting of shareholders in June 2006, and each entity voted its shares in favor of the representatives it nominated.
     The Company advises the Staff that neither Shih-Wei Sun nor Chitung Liu is employed by SIS and neither receives any remuneration from SIS. Shih-Wei Sun and Chitung Liu are employed by the Company as the chief executive officer and chief financial officer, respectively.
2.	Please explain the role your “Supervisors” play as compared to your directors and executive officers.
     The Company respectfully advises the Staff that prior to 2006, the relevant laws and regulations in Taiwan required each publicly listed company to have supervisors. As explained below, such supervisors generally performed the duties of examining the corporate books and accounts and certifying the corporate financials to the shareholders in accordance with laws and regulations of Taiwan. The relevant laws and regulations in the R.O.C. were amended to allow a company either (a) to rely upon supervisors or (b) to establish an audit committee that meets the relevant R.O.C. requirements after 2006. In June 2009, the Company terminated its supervisors and maintained its audit committee that met the relevant R.O.C. requirements. The Company confirms that its audit committee meets the requirements of (i) Rule 10A-3 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), (ii) New York Stock Exchange Listed Company Manual (“NYSE LCM”) Section 303A.06 and 303A.07, and (iii) the relevant laws and regulations of Taiwan.
     The Company advises the Staff that the supervisors performed the functions and had responsibilities similar to those of the audit committee as set forth in Rule 10A-3 of the Exchange Act and NYSE LCM Section 303A.07. Such responsibilities included, for example, oversight of financial reporting and disclosure, performance of internal audit functions and approval of related party transactions.
     After the annual general meeting of shareholders on June 10, 2009, the Company no longer has any supervisors. The Company confirms to the Staff that it will revise its future filings, as appropriate, to disclose the termination of its supervisors.

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Item 19. Exhibits
3.	We note your discussion of several cross license agreements under the heading “Material Contracts” on page 71. It does not appear, however, that you have filed any of these agreements as exhibits. Please file these agreements or provide us a detailed legal analysis why such filings are not required.
     The Company respectfully advises the Staff that each of the several cross license agreements described under the heading “Material Contracts” on page 71 of the 2008 Form 20-F were made in the ordinary course of business and are not required to be filed pursuant to the guidance set forth in Item 4.(b.) of the Instructions as to Exhibits of Form 20-F.
     The Company respectfully submits that the cross license agreements are contracts that ordinarily accompany the kind of business the Company and its subsidiaries conduct. As part of its semiconductor manufacturing operations, the Company and its subsidiaries routinely enter into licensing agreements with respect to semiconductor process, topography and design. The Company believes that it is common practice for entities in its industry to enter into cross license agreements with others to mitigate the risk of intellectual property related litigation.
     The Company believes that it is not substantially dependent on any one of its individual cross license agreements. The Company further submits that none of the specific terms (including the amount) of any of the cross license agreements is material to the Company. The Company further confirms to the Staff that none of its directors, officers, promoters, voting trustees or security holders named in the 2008 Form 20-F are a party to any of the cross license agreements.
     As a result of the foregoing, the Company respectfully believes that none of the cross license agreements need to be filed an as exhibit to the 2008 Form 20-F.
     The Company has elected to provide qualitative disclosure about the license agreements in its annual reports on Form 20-F each year to provide investors with a sufficient understanding of the general nature and existence of the cross license agreements, including the effect of the cross license agreements as measures taken to reduce the risk of intellectual property related litigation. The Company submits that the detailed terms of each cross license agreement are not necessary for an investor’s understanding of such arrangements. The Company confirms to the Staff that it will revise its future filings, as appropriate, to clarify the disclosure regarding the materiality of its cross license agreements.
Notes to Consolidated Financial Statements, page F-10
Note 35. U.S. GAAP Reconciliation, page F-65
(2). Equity Investees-Variances between US GAAP and ROC GAAP, page F-70

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4.	We note your disclosures here and on pages F-85 through F-91 related to your accounting for your equity investments under US GAAP and ROC GAAP. We further note on page F-4 and F-27 that you recognized NT$10,465 million of losses related to your investments accounted for under the equity method of accounting during fiscal 2008 under ROC GAAP. Considering the significant amount of losses that you appeared to have recognized under US GAAP during fiscal 2008 related to these investments, please explain to us how you considered the requirements of Rule 3-09 of Regulation S-X.
     The Company advises that Staff that with respect to the significance tests under Rule 3-09 of Regulation S-X, each of our equity method investments was tested for significance under the income, asset and investment tests during 2008. As it relates to the income test, we adjusted the losses related to our equity method investment under ROC GAAP to US GAAP. In doing so, one significant US GAAP adjustment decreased the Company’s equity in loss of our equity investee by NT$8,817 million. This adjustment was presented under “Treasury Stock” in the Reconciliation of Consolidated Net Income/Loss on page F-85 and further explained in Footnote 35(7) “Treasury Stock and Related Disposal” on page F-80.
     For the year ended December 31, 2008, the Company’s equity in the income/loss before taxes under US GAAP of each investee was compared to the Company’s 2008 US GAAP loss before taxes. Based on the results of the income test, the Company’s equity in the income/loss from each investment did not exceed 20% of the Company’s pre-tax loss, and in fact, the most significant equity investment was below 3%. As the significance level was also not met under the asset test and the investment test for each investee, the Company concluded that separate audited financial statements of its equity investees were not required to be filed with the Commission.
(3). Investments in Debt & Equity Securities, page F-70
5.	We note your SFAS 157 disclosures on pages F-74 and F-75. Please revise your future filings to include all of the disclosures required by paragraph 32-35 of SFAS 157. For instance, you should provide the disclosures required by paragraph 33(c) of SFAS 157 for your financial assets measured at cost (noncurrent).
     The Company confirms to the Staff that it will revise its future filings to include adequate disclosure about fair value of financial instruments pursuant to the guidance required by paragraph 32-35 of SFAS 157. Specifically, the Company will expand the disclosure at the bottom of F-74 to include a more detailed description of the Level 3 inputs and the information used to develop those inputs as required by SFAS 157 paragraph 33(c). The Company will include the following expanded disclosure in its future filings:
     Level 3 inputs are unobservable inputs that are significant to the fair value of the asset or liability. The fair value measurements of our private equity instruments classified as financial assets measured at cost (noncurrent) are determined using an analysis of various quantitative and qualitative factors. In performing this analysis, the inputs include: the private

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company’s current operating and future expected performance based on evaluation of the latest available financial statements; changes in the industry and market prospects based on publicly available information, and market prices from an income-based multiples approach using comparable companies.
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     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings required under the Securities Exchange Act of 1934;
•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at

Very truly yours,
/s/ Chitung Liu
Chitung Liu
Chief Financial Officer